Exhibit 99.1

Legend Biotech Corporation Announces Proposed Public Offering

SOMERSET, NJ – July 25, 2022 – Legend Biotech Corporation (NASDAQ: LEGN) (“Legend Biotech”), a global biotechnology company developing, manufacturing and commercializing novel therapies to treat life-threatening diseases, today announced that it intends to offer and sell $250 million of American Depositary Shares (“ADSs”), each representing two ordinary shares, in an underwritten public offering. All ADSs to be sold in the proposed offering will be offered by Legend Biotech. Legend Biotech also intends to grant the underwriters a 30-day option to purchase up to an additional $37.5 million of ADSs sold in the public offering at the public offering price, less underwriting discounts and commissions. The offering is subject to market conditions, and there can be no assurance as to whether or when the offering may be completed or the actual size or terms of the offering.

Morgan Stanley, J.P. Morgan, Jefferies and Evercore ISI are serving as joint book-running managers for the offering. BMO Capital Markets is acting as a book-runner.

The ADSs are being offered by Legend Biotech pursuant to an effective shelf registration statement that was previously filed with the Securities and Exchange Commission (“SEC”). The offering is being made only by means of a written prospectus and prospectus supplement that form a part of the registration statement. A preliminary prospectus supplement relating to and describing the terms of the offering will be filed with the SEC and will be available on the SEC’s website at www.sec.gov. A copy of the preliminary prospectus supplement can be obtained, when available, from Morgan Stanley & Co. LLC, 180 Varick Street, 2nd Floor, New York, NY 10014, Attention: Prospectus Department, or by telephone at (866) 718-1649; J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, by telephone at 866-803-9204 or by email at prospectus-eq_fi@jpmorganchase.com; Jefferies LLC, Attention: Equity Syndicate Prospectus Department, 520 Madison Avenue, New York, NY 10022, by telephone at 877-821-7388 or by email at prospectus_department@jefferies.com; or Evercore Group L.L.C., Attention: Equity Capital Markets, 55 East 52nd Street, 35th Floor, New York, NY 10055, by telephone at 888-474-0200 or by email at ecm.prospectus@evercore.com.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities, and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction.

About Legend Biotech

Legend Biotech is a global biotechnology company dedicated to treating, and one day curing, life-threatening diseases. Headquartered in Somerset, New Jersey, we are developing advanced cell therapies across a diverse array of technology platforms, including autologous and allogeneic chimeric antigen receptor T-cell and natural killer (NK) cell-based immunotherapy. From our three R&D sites around the world, we apply these innovative technologies to pursue the discovery of safe, efficacious and cutting-edge therapeutics for patients worldwide.

Cautionary Note Regarding Forward-Looking Statements

Statements in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements relating to the proposed public offering. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the uncertainties related to market conditions and the completion of the proposed public offering on the anticipated terms or at all, and the other factors discussed in the “Risk Factors” section of Legend Biotech’s Annual Report on Form 20-F for the year ended December 31, 2021 filed with the SEC on March 31, 2022 as well as in Legend Biotech’s other filings with the SEC. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this press release as anticipated, believed, estimated or expected. Any forward-looking statements contained in this press release speak only as of the date hereof, and Legend Biotech specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise. Readers should not rely upon the information in this press release as current or accurate after its publication date.

Investor Contacts:

Joanne Choi, Senior Manager of Investor Relations, Legend Biotech

joanne.choi@legendbiotech.com

Crystal Chen, Manager of Investor Relations, Legend Biotech

crystal.chen@legendbiotech.com

Press Contact:

Tina Carter, Corporate Communications Lead, Legend Biotech

tina.carter@legendbiotech.com

(908) 331-5025